           [Email from Richard P. Moberg to Employees of Aware, Inc.]

To: Staff
From: Rick Moberg
Date: March 25, 2003
Subject:  Update on the Offer to Exchange Outstanding Stock Options


As described in the materials distributed to you earlier this month, employees wishing to participate in the Offer to Exchange Outstanding Stock Options must complete an Election Form. There are two developments related to this form that we need to tell you about:

     1) As expected, the Securities and Exchange Commission reviewed our filings related to the program. Based on their comments, we have updated the Election Form to eliminate the requirement that you read the Offer to Exchange. The Amended Election Form is identical in all other respects to the form you received earlier this month, except for this change.

          We have put Amended Election Forms in your mailboxes behind the reception area. If you elect to participate in the program, please use the new form. If you have already delivered an Election Form to Rita deAraujo, you may: i) sign the Amended Election Form and return it to Rita, or ii) do nothing and let your previously delivered Election Form stand.

     2) Also, it has come to our attention that some of you have been unable to find your option agreements. If this is the case and you wish to participate, you still can. You should submit a letter stating that you are unable to find your option agreements and that the effect of your letter is the same as if you had turned in your agreements. Please see Rita deAraujo for a Lost Stock Option Agreement Letter that you can use to accomplish this.

     I encourage you to see Rita or me if you have questions. If you intend to participate, I'd like to remind you that the Offer expires at 5:00 p.m. on April 1, 2003.